

PointerTop, Inc

Financial Statement for the Period Ended
- Unaudited

December 31, 2019

222 S Mill Ave, Suite 800
Tempe, AZ 85281

p. 480-499-5255
f. 480-999-4909

JJunge@PointerTop.com
www.PointerTop.Com

Table of Contents

FINANCIAL STATEMENT, DECEMBER 31, 2019

Balance Sheet

Summary

	12/31/2018	12/31/2019
ASSETS		
Current Assets		
Bank Accounts		
Chase Checking	12,525.70	460.32
Chase Savings	6.11	0.03
Total Bank Accounts	**$12,531.81**	**$460.35**
Other Current Assets		
Net Operating Loss Carryover	101,801.00	113,562.00
Petty Cash	200.00	200.00
R&D Intellectual Property	91,736.52	128,822.52
Total Other Current Assets	**$193,737.52**	**$242,584.52**
Total Current Assets	**$206,269.33**	**$243,044.87**
Other Assets		
Other Intellectual Property	5,000.00	4,001.00
Short-term Loans	0.00	0.00
Total Other Assets	**$5,000.00**	**$4,001.00**
TOTAL ASSETS	**$211,269.33**	**$247,045.87**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
AmEx Gold	430.12	3,314.78
Total Credit Cards	**$430.12**	**$3,314.78**
Other Current Liabilities		
Telexa Loans	135,450.00	186,795.00
Total Other Current Liabilities	**$135,450.00**	**$186,795.00**
Total Current Liabilities	**$135,880.12**	**$190,109.78**
Total Liabilities	**$135,880.12**	**$190,709.78**
Equity		
Capital Stock	100,000.00	100,000.00
Opening Balance Equity	100.00	100.00
Retained Earnings	-12,949.94	-28,294.79
Net Income	-11,760.85	-14,869.12
Total Equity	**$75,389.27**	**$56,936.30**
TOTAL LIABILITIES AND EQUITY	**$211,269.33**	**$247,045.87**

Statement of Income

Summary

	2018	2019
Income		
Interest Income	0.00	0.03
Sales	483.04	22,670.98
Total Income	**$483.04**	**$22,671.01**
Cost of Goods Sold		
Cloud Operations	130.19	196.39
Hosting Services	0.00	2,844.23
Merchant Account Fees	203.00	87.00
Purchases - Software for Resale	0.00	2,173.00
Telecomm Resale	275.00	15,700.57
Total Cost of Goods Sold	**$608.19**	**$21,001.19**
GROSS PROFIT	**$-125.15**	**$1,669.82**
Expenses		
Advertising and Promotion	0.00	1,423.32
Bank Service Charges	535.00	265.00
Business Meetings	0.00	38.40
Conference Events	0.00	891.37
Depreciation Expense	5,657.00	10,006.00
Development Ops	0.00	816.00
Event Meals and Expenses	78.78	60.00
Licensing Fees	279.00	135.00
Meals and Entertainment	0.00	4.80
Office Supplies	183.41	1.05
Ops Software Subscriptions	1,420.51	740.00
Professional Fees	3,482.00	1,933.00
Taxes Paid	0.00	225.00
Total Expenses	**$11,635.70**	**$16,538.94**
NET OPERATING INCOME	**$ -11,760.85**	**$ -14,869.12**
NET INCOME	**$ -11,760.85**	**$ -14,869.12**

POINTERTOP, INC

Statement of

Equity Summary

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	**Amount**			
BEGINNING BALANCE, NOVEMBER 16th, 2015 (INCEPTION)					
Contributions	1,000	$ 1	100,099		$ 100,100
Net income				$ (113,562)	$ (113,562)
ENDING BALANCE, DECEMBER 31, 2019	**1,000**	**$ 1**	**$ 100,099**	**$ (113,562)**	**$ (13,462)**

4

Statement of Cash Flows

Summary

	2018	2019
OPERATING ACTIVITIES		
Net Income	-11,760.85	-14,869.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	0.00
Net Operating Loss Carryover	-15,664.00	-11,761.00
Petty Cash	-200.00	0.00
R&D Intellectual Property	-42,563.00	-37,086.00
AmEx Gold	318.12	2,884.66
Telexa Loans	57,500.00	36,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-608.88**	**-9,962.34**
Net cash provided by operating activities	**$ -12,369.73**	**$ -24,831.46**
FINANCING ACTIVITIES		
Retained Earnings	15,664.00	11,761.00
Net cash provided by financing activities	**$15,664.00**	**$11,761.00**
NET CASH INCREASE FOR PERIOD	**$3,294.27**	**$-12,071.46**
Cash at beginning of period	9,237.54	12,531.81
CASH AT END OF PERIOD	**$12,531.81**	**$460.35**

NOTES TO THE FINANCIAL STATEMENT, DECEMBER 31, 2019

Summary of Significant Accounting Policies

The Company
PointerTop, Inc is a Delaware C-Corp incorporated November 16th, 2015 and with its headquarters located in Tempe, AZ.

Herein are the financial statements for PointerTop for the calendar year 2019.

PointerTop is the creator and patent-holder of CrozTop, a Software-as-a-Service platform that turns regular websites into cross-interactive communications portals between company agents and website users. CrozTop represents a new paradigm for corporate websites, evolving them from traditionally self-navigational tools to now being full-bore communications channels in parallel with face-to-face meetings and phone call centers.

PointerTop also sells a white-labeled, unified-communications product called VozTop, as well as digital marketing services such as web development and Social Media marketing. These products and services are sold for the purposes of (i) facilitating sales of CrozTop with complementary products and services, and (ii) increasing average revenue per customer through bundling.

PointerTop was originally established as a brand subsidiary of Telexa, Inc, but became an independent organization with its incorporation in 2015. Telexa continues to support PointerTop via direct loans and sales partnerships.

Fiscal Year
PointerTop operates financially based on a December 31st year-end.

Principles and Basis of Accounting
The financial statements included herein have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United Sates ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The financial statements found herein have been prepared using management's estimates according to the accounting principles generally accepted in the United States. These estimates are used in reporting assets and liabilities as well as the disclosures of contingent assets and liabilities at year-end. Actual results could vary from those estimates since they are subjective in nature and are created using management's judgment.

Risks and Uncertainties
PointerTop has a limited history of sales and operations. PointerTop could experience fluctuations and changes to its revenues and costs from many possible factors outside of its control, including changes in general business and economic conditions both nationally and internationally. PointerTop is sensitive to adverse conditions including recessions, competition, changes to partner agreements, changes in international

trade, changes in client tastes, or changes in the technological landscape and technological innovations. PointerTop's financial and operational status and condition could change from any combination of adverse effect and causations.

Intellectual Property Assets

PointerTop's Other Intellectual Property assets consist of patents, while R&D Intellectual Property consist of development investments into the CrozTop software platform via third-party contract programmers. Both assets are recorded at cost, and amortized over the useful life of the I.P.

Income Taxes

PointerTop is subject to filing corporate taxes within the federal jurisdiction of the United States and states within which it operates, namely Delaware and Arizona. The company has sustained net operating losses for each year it has operated as an independently incorporated entity, including fiscal year 2019. These accumulated net operating losses have been and will continue to carry forward into future years as a means of reducing future taxable income, and are listed in the Balance Sheet as such.

Revenue Recognition

PointerTop recognizes revenue once (i) a customer has signed an order form or accepted any contingent terms and conditions of use; (ii) any contingent work has been delivered on PointerTop's part; (iii) and any contingent revenue has been collected from customer. PointerTop recorded $22,671 in revenue in 2019.

Advertising Expenses

PointerTop expenses the costs of advertising as they are incurred.

Foreign Currency

PointerTop's reporting and functional currency is the United States Dollars ("USD"), and all financial statements are stated in those terms. Any foreign revenue and expenses were translated from the foreign currency into USD by the transactional institutions of use and according to the prevailing exchanges rates at that time.

Mexico Operations

PointerTop outsources all its sales operations in Mexico to a US-based, third-party contractor on a purely commission basis, paid in USD. Those sales operations include sales and marketing personnel for the purposes of generating sales in Mexico.

Key Partnerships

PointerTop outsources all its R&D operations to a third-party, US-based contractor with operations in Colombia. Work contracts are built according to a product delivery schedule and paid in USD.

PointerTop offers a Unified Communications solution called VozTop on a white-label basis from a US-based provider. Product activations and maintenance are handled using the partner's platform, while customer accounts are billed and serviced directly by PointerTop.

Equity Based Compensation

PointerTop does not currently offer an equity-based compensation.

Commitments and Contingencies

PointerTop is not aware of any current, pending, or threatening litigation against the company or its members.

Equity

PointerTop has been authorized to issue one thousand (1,000) common shares of stock according to its articles of incorporation, all consisting of Class A shares with a par value of $0.001. PointerTop has issued and has outstanding 765 shares as of December 31st, 2019.

Subsequent Events

In fiscal year 2020, the Company has taken out $72,875 in additional loans from Telexa Inc. These loans have an annual interest rate of 10% and flexible payback terms.

The Company has evaluated subsequent events through October 15, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.